Morgan Stanley Dean Witter Charter Series
Monthly Report
July 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of July 31, 2000 was as follows:

Funds                    N.A.V.                       % change for month
Charter Graham           $  8.75                         -1.80%
Charter Millburn         $  8.15                         -1.47%
Charter Welton           $  7.45                         -4.89%

In general, the performance disparity between the Funds in the Charter Series is due to the portfolio structure and trading philosophy unique to each fund. Each of the Funds within the Charter Series experienced difficulty in the energy markets from long positions in crude oil and natural gas futures as energy prices fell. Charter Welton also recorded losses from extremely volatile conditions in the coffee futures market. In addition to the energy markets, Charter Graham also recorded losses from long positions in global stock index futures, but mitigated its losses by recording gains from long positions in sugar futures and trading in the currency markets. Charter Millburn was able to mitigate its energy losses by recording gains in the global stock index futures markets from trading Topix Index futures and in the soft commodities markets from long sugar futures positions.

Charter Graham

The Fund decreased in value during July due primarily to losses recorded in the energy markets from long futures positions in crude oil and its related products as prices decreased amid growing conviction that Saudi Arabia will follow through with a pledge to boost production. Additional losses were experienced from long positions in natural gas futures as prices declined as a result of lower than normal cooling demand in key consumption areas and an increase in supplies as reported by the American Gas Association.
In the global stock index futures markets, losses were incurred from long positions in S&P 500 Index futures as U.S. equity prices declined during the later half of the month as renewed fears that the Federal Reserve will raise interest rates exacerbated concerns that corporate earnings may be slowing. In the global interest rate futures markets, losses were incurred from long positions in Australian interest rate futures as prices decreased on renewed speculation of an imminent interest rate hike by Australia's Federal Reserve Bank. A portion of these losses was offset by gains recorded in the metals markets from long palladium futures positions as prices increased on concerns that supplies may be decreasing. In the currency markets, gains were recorded from short positions in the Japanese yen as its value weakened relative to the U.S. dollar due to rising Japanese unemployment data and declining Japanese stock prices. Additional currency gains were recorded from short positions in the Thai baht as its value weakened versus the U.S. dollar. In soft commodities, gains were recorded from long sugar futures positions as prices increased on forecasts that the world surplus will shrink with smaller crops in 2000-2001.

Charter Millburn

The Fund decreased in value during July due primarily to losses recorded in the energy markets from long futures positions in crude oil and its related products as prices decreased amid growing conviction that Saudi Arabia will follow through with a pledge to boost production. Additional losses were experienced from long positions in natural gas futures as prices moved lower as a result of declining cooling demand in key consumption areas and an increase in supplies as reported by the American Gas Association. In the global interest rate futures markets, losses were experienced from short positions in German interest rate futures as prices were boosted during the third week of July by the upward move in U.S. bond prices. In the metals markets, losses were recorded during mid-month from long gold futures positions as gold prices fell after the Bank of England announced the results of its latest gold auction, which had concluded at a lower price than most dealers expected. A portion of these losses was offset by gains recorded in the global stock index futures markets from short positions in Topix Index futures as Tokyo stock prices declined. In soft commodities, gains were recorded from long sugar futures positions as prices increased on forecasts that the world surplus will shrink with smaller crops in 2000-2001. In the currency markets, gains were recorded later in the month from short positions in the Thai baht as its value weakened versus the U.S. dollar.

Charter Welton

The Fund decreased in value during July due primarily to losses recorded in the energy markets from long positions in natural gas futures as prices declined as a result of lower than normal cooling demand in key consumption areas and an increase in supplies as reported by the American Gas Association. Additional losses were experienced from long futures positions in crude oil and its related products as prices decreased amid growing conviction that Saudi Arabia will follow through with a pledge to boost production. In soft commodities, losses were recorded in coffee futures during mid-month as prices moved in an extremely erratic manner on conflicting weather signals from Brazil. In the global stock index futures markets, losses were incurred later in the month from long positions in DAX Index futures as prices declined amid weakness in the NASDAQ Index and, subsequently, in European technology stocks. In the currency markets, losses were experienced from long positions in the euro and Swiss franc as the value of these European currencies weakened during mid-month amid a combination of fresh inflationary worries in the Eurozone and renewed doubts over the European Central Bank's handling of monetary policy. Offsetting currency gains were recorded from short positions in the Japanese yen as its value weakened relative to the U.S. dollar due to rising Japanese unemployment data and declining Japanese stock prices. A portion of these losses was offset by gains recorded in the agricultural markets from short positions in wheat and corn futures as prices declined on favorable U.S. crop weather forecasts. In the global interest rate futures markets, gains were recorded from long positions in Japanese interest rate futures as prices increased, aided by a decline in the Nikkei Index after the Bank of Japan decision to maintain its current zero-interest rate policy.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per
Unit from the start of every calendar year for each Fund in the
Morgan Stanley Dean Witter Charter Series.  Also provided is the inception-to-date return and the annualized return since
inception for each fund.  PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham
Year                Return

1999 (10 months)                2.9%
2000 (7 months)               -15.0%

Inception-to-Date Return:     -12.5%
Annualized Return:        -9.0%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 (7 months)               -12.2%

Inception-to-Date Return:                  - 18.5%
Annualized Return:                -13.4%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -12.3%
2000 (7 months)                -16.6%

Inception-to-Date Return:           -25.5%
Annualized Return:       - 18.7%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended July 31, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of                    Percent of
                                        July 1, 2000                  July 1,
2000
Beginning                                              Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                       (655,890)            (3.23)
(328,101)                        (1.38)
  Net change in unrealized        341,860              1.68
38,529                            0.16

  Total Trading Results          (314,030)            (1.55)
(289,572)                        (1.22)
Interest Income (DWR)              99,867              0.49
118,471                           0.50

  Total Revenues                 (214,163)            (1.06)
(171,101)                        (0.72)

EXPENSES
Brokerage fees (DWR)              118,481              0.58
138,543                           0.58
Management fees                    33,851              0.16
39,583                            0.17

  Total Expenses                  152,332              0.74
178,126                           0.75

NET LOSS                         (366,495)            (1.80)
(349,227)                        (1.47)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  July 1, 2000         2,278,392.864  20,311,043     8.91
2,870,876.357   23,750,238     8.27
Net Loss                      -         (366,495)   (0.16)                    -
(349,227)                     (0.12)
Redemptions              (27,193.592)   (237,944)    8.75
(32,745.192)    (266,873)      8.15
Subscriptions             37,250.629     325,943     8.75
50,150.604      408,727        8.15

Net Asset Value,
  July 31, 2000        2,288,449.901  20,032,547     8.75
2,888,281.769   23,542,865     8.15
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended July 31, 2000
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        July 1, 2000
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                     (1,494,604)     (6.71)
  Net change in unrealized        461,311       2.07

  Total Trading Results        (1,033,293)            (4.64)
Interest Income (DWR)             110,074              0.49

  Total Revenues                 (923,219)            (4.15)

EXPENSES
Brokerage fees (DWR)              130,018              0.58
Management fees                    37,148              0.16

  Total Expenses                  167,166              0.74

NET LOSS                       (1,090,385)            (4.89)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 2000
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  July 1, 2000         2,846,095.630    22,288,704          7.83
Net Loss                       -        (1,090,385)        (0.38)
Redemptions              (33,875.606)   (252,373)      7.45
Subscriptions             42,945.772     319,946       7.45

Net Asset Value,
  July 31, 2000        2,855,165.796  21,265,892        7.45

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").

The Partnerships commenced operations on March 1, 1999. The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are precident and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its U.S. Treasury bill investments. Carr also credits DWR with the interest income earned in respect to the Partnerships' Net Assets maintained in trading accounts at Carr. DWR in turn credits each Partnership with 100% of the interest income received from Carr. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of its Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.